U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[   ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[   ] Form 3 Holdings Reported

[ X ] Form 4 Transactions Reported

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1. Name and Address of Reporting Person

Kreitzberg              Richard                 A.
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   (Last)               (First)                 (Middle)

3332 El Dorado Loop, S.
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                                    (Street)

Salem                   Oregon                  97302
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

OMNI Rail Products, Inc. (formerly Creative Medical Development, Inc.); ORXR
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

June 1997, April 1998, August 1998, January - May 1999, and November 1999
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

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7. Individual or Joint/Group Filing
   (Chech applicable line)

   [ X ] Form filed by One Reporting Person

   [   ] Form filed by More than one Reporting Person

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


====================================================================================================================================
Table I -- Non-Derivative Securities Acquired, Disposed of,
                    or Beneficially Owned
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                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Security Acquired (A) or        Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             & 4)           (Instr.4) (Instr. 4)
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
Common Stock                          06/04/97       J4(1)           23,744       D     $1.20     779,962           D
                                                                                                  (as of 4/30/98)
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Common Stock                          07/03/98       J4(2)           69,479       D     0(2)      243,990           D
                                                                                                  (as of 4/30/99)
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Common Stock                          07/03/98       J4(2)            8,517       D     0(2)      243,990           I     By Spouse
                                                                                                  (as of 4/30/99)
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Common Stock                          02/23/99       J4(3)          416,872       D     0(3)      243,990           D
                                                                                                  (as of 4/30/99)
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Common Stock                          02/23/99       J4(3)           59,621       D     0(3)      243,990           I     By Spouse
                                                                                                  (as of 4/30/99)
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Common Stock                          03/18/99       P4               5,000       A     .50       243,990           D
                                                                                                  (as of 4/30/99)
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Common Stock                          04/20/99       P4               5,000       A     .50       243,990           D
                                                                                                  (as of 4/30/99)
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Common Stock                          05/15/99       P4              10,000       A     .50       258,990           D
                                                                                                  (as of the date
                                                                                                   hereof)
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Common Stock                          11/05/99       P4               2,500       A     .94       258,990           D
                                                                                                  (as of the date
                                                                                                   hereof)
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Common Stock                          11/05/99       P4               2,500       A     1.00      258,990           D
                                                                                                  (as of the date
                                                                                                   hereof)
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

FORM 5 (continued)
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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
Series B                                                                 (5)    Common
Preferred Stock     0       06/04/97   J4(1)          2,429  04/30/98  04/30/99 Stock     2,429  0        2,429      D
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Common Stock                                                                    Common
Options             .72     04/21/98   J4(4)         30,907  04/30/98  02/02/05 Stock    30,907   .72    30,907      D
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                                                                                Series B
Series B Preferred                                                              Preferred
Stock Options       0(5)    04/21/98   J4(4)          3,158  04/30/98  02/02/05 Stock     3,158  0        3,158      D
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Series B                                                                        Common
Preferred Stock     0       07/03/98   J4(2)          7,098  04/30/98  04/30/99 Stock     7,098  0        7,098      D
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Series B                                                                        Common
Preferred Stock     0       07/03/98   J4(2)            870  04/30/98  04/30/99 Stock       870  0          870      I     By Spouse
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                                                                                Common
Convertible Note   122,581  01/22/99   J4   1,903,416        01/22/99  01/22/04 Stock 1,903,416  122,581  1,903,416  D
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                                                                                Series B
                                                                                Preferred
Convertible Note   122,581  01/22/99   J4     198,146        01/22/99  01/22/04 Stock   189,146  122,581    198,146  D
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                                                                                Common
Convertible Note   122,581  02/23/99   J4(3)      1,268,944  01/22/99  01/22/04 Stock 1,268,944  122,581  1,368,944  D
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                                                                                Series B
                                                                                Preferred
Convertible Note   122,581  02/23/99   J4(3)        132,097  01/22/99  01/22/04 Stock   132,097  122,581    132,097  D
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Series B                                                                        Common
Preferred Stock     0       02/23/99   J4(3)         42,588  04/30/98  04/30/99 Stock    42,588  0           42,588  D
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Series B                                                                        Common
Preferred Stock     0       02/23/99   J4(3)          5,220  04/30/98  04/30/99 Stock     5,220  0            5,220  I     By Spouse
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                                                                                Series B
                                                                                Preferred
Convertible Note   122,581  09/07/99   J4(6)         66,049  01/22/99  01/22/04 Stock    66,049  0           66,049  D
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Series B                                                                        Common
Preferred Stock     0       09/07/99   J4(6)         21,294  04/30/98  04/30/99 Stock    21,294  0           21,294  D
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Series B                                                                        Common
Preferred Stock     0       09/07/99   J4(6)          2,611  04/30/98  04/30/99 Stock     2,611  0            2,611  I     By Spouse
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Common Stock                                                                    Common
Options             3.00    11/29/99   J4(7)   33,334        04/30/97  04/30/02 Stock    33,334  3.00        33,334  D
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Common Stock                                                                    Common
Options             3.00    11/29/99   J4(8)         16,667  04/30/97  04/30/02 Stock    16,667  3.00        16,667  D
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
Explanation of Responses: See additional sheet for explanation of responses.

         /S/ Richard A. Kreitzberg                               02/03/00
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

                          EXPLANATION OF RESPONSES FOR
                        FORM 5 OF RICHARD A. KREITZBERG


     1. On June 4, 1997, the reporting person exercised his ______ option to sell to the issuer 23,744 shares of common stock and 2,429 shares of Series B Preferred Stock. The issuer paid $1.20 per share for the shares of common stock and no additional consideration for the shares of Series B Preferred Stock (the terms of the option required that the reporting person sell both the shares of common stock and Series B Preferred Stock if he exercised such option).

     2. Pursuant to a Merger Agreement and Plan of Reorganization dated April 17, 1997 (the "Merger Agreement"), among OMNI International Rail Products, Inc., OMNI Acquisition, Inc., and the issuer (formerly known as Creative Medical Development, Inc.), the issuer deposited in escrow ten percent of the shares that the issuer issuable to the shareholders of OMNI International Rail Products, Inc. in exchange for their shares. The Merger Agreement provided that on July 31, 1998, or as soon thereafter as practicable, the parties determine the "Final Ownership Ratio" (as that term was defined in the Merger Agreement). Depending on the amount of ratio, the escrow agent was required to release all, a part, or none of the escrowed shares at that time to these shareholders. The parties, on the basis of the Final Ownership Ratio, cancelled these shares as of July 3, 1998.

     3. On February 23, 1999, the issuer's shareholders approved a three-to-one reverse stock split for both the common and Series B Preferred Stock.

     4. The reporting person resigned as a director of the issuer January 21, 1998. The options to purchase both common stock and Series B Preferred Stock that the issuer had previously granted to the reporting person terminated on April 21, 1998, 90 days after the reporting person's resignation as a director.

     5. The issuer's Amended and Restated Certificate of Incorporation provides that Series B Preferred Stock be automatically converted into the issuer's common stock if the issuer reported gross annual revenues of $20,000,000 or annual pre-tax earnings of $1,500,000 during either the fiscal year ending in 1998 or 1999. It further provides that, if the issuer did not meet these conditions by the fiscal year ending in 1999, the Series B Preferred Stock was deemed cancelled and of no further force and effect. The issuer did not meet these conditions for either of such fiscal years. Accordingly, the issuer reported that it did not meet these conditions on September 7, 1999, and the Series B Preferred Stock was deemed cancelled and was of no further force and effect as of that date.

     6. The reporting person acquired these options from another shareholder on November 29, 1999. The issuer had previously granted those options to such other shareholder on or about January 7, 1995.

     7. On November 29, 1999, the reporting person transferred one-half of the options referred to in footnote 6 to another shareholder of the issuer.